UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

ENTEROMEDICS INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

29365M505

(CUSIP Number)

Dan W. Gladney

President, Chief Executive Officer and Chairman of the Board

EnteroMedics Inc.

2800 Patton Road

St. Paul, Minnesota 55113

(651) 634-3003

Copy to:

Bruce A. Machmeier, Esq.

Brett R. Hanson, Esq.

Fox Rothschild LLP

222 South Ninth Street, Suite 2000

Minneapolis, Minnesota  55402

(612) 607-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 29365M505

1	Name of Reporting Persons: Rajesh Nihalani

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 4,669,884.59 (1) (2) (3) (4)

	9	Sole Dispositive Power 4,524,343.99 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,669,884.59 (1) (2) (3) (4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.1% (5)

14	Type of Reporting Person: IN

(1)

Includes (i) 978, 845 shares of common stock, par value $0.01 per share (“Common Stock), of EnteroMedics Inc. (“EnteroMedics”) and (ii) 3,545,498.99 shares of Common Stock underlying 709,099.80 shares of non-voting conditional convertible preferred stock, par value $0.01 per share, of EnteroMedics (“Preferred Stock”), received in exchange for 14,000,000 shares of common stock of BarioSurg, Inc. (“BarioSurg”) pursuant to the Agreement and Plan of Merger, by and among EnteroMedics, BarioSurg, Acorn Subsidiary Inc., a wholly-owned subsidiary of EnteroMedics, Acorn Subsidiary Holdings LLC, a wholly-owned subsidiary of EnteroMedics, and the stockholder representative named therein, (the “Merger Agreement’), which became effective on May 22, 2017 (the “Effective Date”).

(2)

Of the 709,099.80 shares of Preferred Stock, 70,909.98 shares are currently being held in escrow and subject to forfeiture during the nine-month period following the Effective Date to satisfy claims arising as a result of BarioSurg’s breach of any of its representations and warranties or covenants in the Merger Agreement. Each share of Preferred Stock will automatically convert into five shares of Common Stock, subject to and contingent upon approval of EnteroMedics’ stockholders in accordance with the NASDAQ Stock Market Rules. The Preferred Stock contains the rights, preferences, powers and privileges specified in the certificate of designation.

(3)

Includes 145,540.60 shares of Common Stock underlying 29,108.12 shares of Preferred Stock (the “Third Party Escrow Shares”) received by equity holders of BarioSurg other than the reporting person pursuant to the Merger Agreement that are initially being held in escrow and subject to forfeiture during the nine-month period following the Effective Date to satisfy claims arising as a result of BarioSurg’s breach of any of its representations and warranties or covenants in the Merger Agreement. The reporting person may be deemed to be the beneficial owner of the Third Party Escrow Shares as a result of his role as stockholder representative pursuant to the Merger Agreement because the BarioSurg equity holders authorized the reporting person to vote the Third Party Escrow Shares on their behalf, assuming conversion of the Preferred Stock into Common Stock upon the terms set forth in the Merger Agreement and certificate of designation. Following the release of the Third Party Escrow Shares from the escrow, the reporting person will no longer have any voting power with respect to the Third Party Escrow Shares and will no longer be deemed to beneficially own such shares.

(4)

In connection with and as a condition to the execution of the Merger Agreement, EnteroMedics and the reporting person entered into a voting agreement and irrevocable proxy (the “Voting Agreement”) pursuant to which the reporting person agreed to vote all shares of Common Stock, including the Third Party Escrow Shares upon conversion to Common Stock, beneficially owned by the reporting person in accordance with the recommendation of the Board of Directors of EnteroMedics.

(5)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Dan W. Gladney

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 475,805 (1)

	8	Shared Voting Power 4,669,884.59 (2)

	9	Sole Dispositive Power 475,805 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,145,689.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 38.7% (3)

14	Type of Reporting Person: IN

(1)	Includes 473,880 shares of Common Stock subject to options, 168,294 of which are exercisable currently or within 60 days of May 22, 2017.

(2)

Consists of 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Gary D. Blackford

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 30,023 (1)

	8	Shared Voting Power 4,669,884.59 (2)

	9	Sole Dispositive Power 30,023 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,907.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.4% (3)

14	Type of Reporting Person: IN

(1)	Consists of shares of Common Stock subject to options, 10,636 of which are exercisable currently or within 60 days of May 22, 2017.

(2)

Consists of 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Carl Goldfischer, M.D.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 4,705,027.59 (1) (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 35,143 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,705,027.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.4% (3)

14	Type of Reporting Person: IN

(1)

Includes 35,143 shares of Common Stock subject to options, 12,515 of which are exercisable currently or within 60 days of May 22, 2017. Dr. Goldfischer has assigned the shares underlying his options to Bay City Capital Fund IV, L.P. (“Fund IV”) and Bay City Capital Fund IV Co-Investment Fund, L.P. (“Co-Investment IV”) upon the exercise of these options. Bay City Capital LLC (“BCC”) is the manager of Bay City Capital Management IV LLC, which is the general partner of Fund IV and Co-Investment IV. Carl Goldfischer, M.D. is a Managing Director of BCC.

(2)

Includes 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Bobby I. Griffin

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 35,195 (1)

	8	Shared Voting Power 4,669,884.59 (2)

	9	Sole Dispositive Power 35,195 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,705,079.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.4% (3)

14	Type of Reporting Person: IN

(1)	Includes 35,143 shares of Common Stock subject to options, 12,515 of which are exercisable currently or within 60 days of May 22, 2017.

(2)

Consists of 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Lori C. McDougal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 30,065 (1)

	8	Shared Voting Power 4,669,884.59 (2)

	9	Sole Dispositive Power 30,065 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,949.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.4% (3)

14	Type of Reporting Person: IN

(1)	Includes 30,065 shares of Common Stock subject to options, 10,665 of which are exercisable currently or within 60 days of May 22, 2017.

(2)

Consists of 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that she is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Nicholas L. Teti, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 40,185 (1)

	8	Shared Voting Power 4,669,884.59 (2)

	9	Sole Dispositive Power 40,185 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,710,069.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.4% (3)

14	Type of Reporting Person: IN

(1)	Includes 40,175 shares of Common Stock subject to options, 14,318 of which are exercisable currently or within 60 days of May 22, 2017.

(2)

Consists of 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

CUSIP No. 29365M505

1	Name of Reporting Persons: Jon T. Tremmel

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 35,383 (1)

	8	Shared Voting Power 4,669,884.59 (2)

	9	Sole Dispositive Power 35,383 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,705,267.59

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 35.4% (3)

14	Type of Reporting Person: IN

(1)	Includes 35,381 shares of Common Stock subject to options, 12,753 of which are exercisable currently or within 60 days of May 22, 2017.

(2)

Consists of 4,669,884.59 shares of Common Stock that may be deemed to be beneficially owned by Rajesh Nihalani and subject to the Voting Agreement, as previously described. Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such shares as a result of the Voting Agreement described in Items 4 and 5 hereof and the irrevocable proxy contained therein. Does not include any shares of Common Stock owned by any other member of the Board of Directors of EnteroMedics because such shares are not subject to the Voting Agreement described in Items 4 and 5 hereof. Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that he is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed by the reporting person.

(3)

Based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement.

Item 1.                       Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share, of EnteroMedics Inc., a Delaware corporation (the “Company”).  The address of the principal executive offices of the Company is 2800 Patton Road, St. Paul, Minnesota 55113.

Item 2.                       Identity and Background.

(a)                                 This statement is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): Dan W. Gladney, Gary D. Blackford, Carl Goldfischer, M.D., Bobby I. Griffin, Lori C. McDougal, Nicholas L. Teti, Jr., Jon T. Tremmel and Rajesh Nihalani.

(b)                                 The business address of each of the Reporting Persons is 2800 Patton Road, St. Paul, Minnesota 55113.

(c)                                  Each of the Reporting Persons, other than Dr. Nihalani, is a member of the Board of Directors of the Company. Dr. Nihalani is the Chief Technology Officer of the Company.

(d)                                 During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each of the Reporting Persons is a U.S. citizen.

Item 3.                       Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Rajesh Nihalani (the “Stockholder”), who is the record and/or beneficial owner of an aggregate of 4,669,884.59 shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), including 3,691,039.59 shares of Common Stock issuable upon conversion of shares of non-voting conditional convertible preferred stock, par value $0.01 per share (“Preferred Stock”), of the Company subject to and contingent upon the required approval of the stockholders of the Company (the “Subject Shares”), has entered into a Voting Agreement (as defined in Item 4) with the Company. As a result of the Voting Agreement, each of the other Reporting Persons, in his or her capacity as a member of the Board of Directors of the Company, may be deemed to be the beneficial owner of, and have shared voting power with respect to, the Subject Shares. Any beneficial ownership of the Reporting Persons in the Subject Shares that may be deemed to arise from the Voting Agreement is not expected to require the expenditure of any funds.

The Stockholder entered into the Voting Agreement as a partial inducement for the Company to enter into the Merger Agreement (as defined and described in Item 4). For a description of the

Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3. A copy of the Voting Agreement is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Item 4.                       Purpose of Transaction.

(a) – (b) As stated above in Item 3, the Voting Agreement was entered into as a partial inducement for the Company entering into the Merger Agreement, as described below.

Merger Agreement

On May 22, 2017, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), with BarioSurg, Inc., a Delaware corporation (“BarioSurg”), Acorn Subsidiary Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), Acorn Subsidiary Holdings LLC, a Delaware limited liability company and wholly owned subsidiary of the Company (“Sub LLC”), and Rajesh Nihalani, solely in his capacity as representative of BarioSurg’s stockholders, pursuant to which, among other things, Merger Sub merged with and into BarioSurg, with BarioSurg surviving as a wholly owned subsidiary of the Company (the “Merger”). BarioSurg was subsequently merged with and into Sub LLC, with Sub LLC as the surviving company.

The aggregate merger consideration to be paid by the Company for all of the outstanding shares of capital stock and outstanding options of BarioSurg was approximately: (i) 1.38 million shares of Common Stock, (ii) 1.0 million shares of Preferred Stock, which shares will convert into 5.0 million shares of Common Stock subject to and contingent upon the post-closing approval of the Company’s stockholders in accordance with the NASDAQ Stock Market Rules, and (iii) $2 million in cash, less the amount of third party expenses paid by the Company on behalf of BarioSurg, as set forth in the Merger Agreement. At the closing of the Merger, approximately 100,018 shares of Preferred Stock were deposited with an escrow agent to fund-post closing indemnification obligations of BarioSurg’s former stockholders.

The shares of Common Stock issued at the closing of the Merger represent approximately 10.4% of the total outstanding shares of Common Stock immediately following the Merger. Subject to receipt of the required approval of the Company’s stockholders, the number of shares of Common Stock to be issued upon conversion of the shares of Preferred Stock represents approximately 37.6% of the total outstanding shares of Common Stock immediately following the Merger, on an as-converted basis. Collectively, the shares of Common Stock and Preferred Stock (assuming conversion of the Preferred Stock into Common Stock) issued in connection with the Merger represent approximately 48.0% of the issued and outstanding capital stock of the Company following the Merger, on an as-converted basis. Shares of Preferred Stock will be non-voting until the receipt of the required Company stockholder approval.

Approval by the Company’s stockholders was not required in connection with the closing of the Merger and the issuance of shares of Common Stock in connection with the Merger. Under the terms of the Merger Agreement, the Company has agreed to use commercially reasonable efforts to call and hold a meeting of the Company’s stockholders to obtain the requisite approval for the conversion of the Preferred Stock into shares of Common Stock, for purposes of the NASDAQ Stock Market Rules, within 120 days after the date of the Merger Agreement and, if such approval is not obtained at that meeting, to obtain such approval at an annual or special stockholders meeting to be held at least every six months thereafter.

Voting Agreement and Irrevocable Proxy

On May 22, 2017, in connection with and as a condition to the execution of the Merger Agreement, the Company and Rajesh Nihalani, the founder and Chief Executive Officer of BarioSurg, entered into a voting agreement and irrevocable proxy (the “Voting Agreement”) pursuant to which Dr. Nihalani agreed to vote all shares of Common Stock he owns after the Merger, including shares of Common Stock issued upon conversion of Preferred Stock, in accordance with the recommendation of the Board of Directors of the Company. Dr. Nihalani holds approximately 34% of the Common Stock immediately after the Merger (assuming conversion of the Preferred Stock into Common Stock). In addition, the Stockholder granted the Company an irrevocable proxy to vote his Common Stock as indicated above.

The Subject Shares include 145,540.60 shares of Common Stock underlying 29,108.12 shares of Preferred Stock (the “Third Party Escrow Shares”) received by equity holders of BarioSurg other than the Stockholder pursuant to the Merger Agreement that are initially being held in escrow and subject to forfeiture during the nine-month period following the effective date of the Merger Agreement to satisfy claims arising as a result of BarioSurg’s breach of any of its representations and warranties or covenants in the Merger Agreement. Dr. Nihalani may be deemed to be the beneficial owner of the Third Party Escrow Shares as a result of his role as stockholder representative pursuant to the Merger Agreement because the BarioSurg equity holders authorized Dr. Nihalani to vote the Third Party Escrow Shares on their behalf, assuming conversion of the Company Preferred Stock into Company Common Stock upon the terms set forth in the Merger Agreement and certificate of designation.  Following the release of the Third Party Escrow Shares from the escrow, Dr. Nihalani will no longer have any voting power with respect to such Third Party Escrow Shares and will no longer be deemed to beneficially own such Third Party Escrow Shares.

Except for certain limited exceptions, including transfers permitted under Rule 144 of the Securities Act of 1933, as amended, the Stockholder agreed to not transfer any Common Stock owned, subject any Common Stock owned to any pledges, liens or other encumbrances or arrangements or grant any proxies or powers of attorney with respect to any Common Stock in contravention of the obligations under the Voting Agreement. The Voting Agreement will terminate upon the earlier of (i) the date the Stockholder and his affiliates no longer beneficially own at least 5% of the outstanding capital stock of the Company or (ii) written notice by the Company to Stockholder of termination of the Voting Agreement.

As a result of the Voting Agreement, each of the Reporting Persons (other than Dr. Nihalani), in his or her capacity as a member of the Board of Directors of the Company, may be deemed to be the beneficial owner of, and have shared voting power with respect to, the Subject Shares.

(c)                                  Not applicable.

(d)                                 In connection with the Merger, the Stockholder was appointed as the Chief Technology Officer of the Company.

(e)                                  Other than as a result of the Merger described above, not applicable.

(f)                                   Other than as a result of the Merger described above, not applicable.

(g) – (i)          Not applicable.

(j)                                    Other than as described above and other than as to matters that the Reporting Persons who are officers and directors of the Company, may consider and discuss with other Company officers and directors from time to time, none of the Reporting Persons currently has any present plans or proposals which relate to, or would result in, any of the matters listed in Items 4(a) – (i) of Schedule 13D (although they reserve the right to develop such plans).

Item 5.                       Interest in Securities of the Issuer.

(a) – (b) Immediately prior to the execution of the Voting Agreement, each of the Reporting Persons, other than Dr. Nihalani, beneficially owned, and had the sole power to vote and dispose of (except for the shared voting and dispositive power noted for Dr. Goldfischer), the following number of shares of Common Stock:

Amount and
Nature of Beneficial
Name of Beneficial Owner	Ownership
Dan W. Gladney	475,805
Gary D. Blackford	30,023
Carl Goldfischer, M.D.	35,143
Bobby I. Griffin	35,195
Lori C. McDougal	30,065
Nicholas L. Teti, Jr.	40,185
Jon T. Tremmel	35,383

(1) Includes the following shares of Common Stock subject to options:   Mr. Gladney, 473,880 shares; Mr. Blackford, 30,023 shares; Dr. Goldfischer, 35,143 shares; Mr. Griffin, 35,143 shares; Ms. McDougal, 30,065 shares; Mr. Teti, 40,175 shares; and Mr. Tremmel, 35,381 shares. Dr. Goldfischer has assigned the shares underlying his options to Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. upon the exercise of these options.

As a result of the Voting Agreement and irrevocable proxy contained therein, each of the Reporting Persons may be deemed to have shared power to vote an aggregate of an additional 4,669,884.59 shares of Common Stock, including 3,691,039.59 shares of Common Stock issuable upon conversion of shares of Preferred Stock subject to and contingent upon the required approval of the stockholders of the Company.  The Subject Shares constitute approximately 35.1% (assuming the conversion of the shares of Preferred Stock) of the issued and outstanding shares of the Common Stock as of May 22, 2017.  The description contained in this Item 5 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which are attached to this Schedule 13D as Exhibit 99.2.

As a result of the Voting Agreement and irrevocable proxy contained therein, each of the Reporting Persons (other than Dr. Nihalani) may be deemed to have beneficial ownership of the following percentage of the outstanding shares of Common Stock, based on 13,288,467 shares of Common Stock (assuming conversion of the Preferred Stock into Common Stock) outstanding immediately after the consummation of the transactions contemplated by the Merger Agreement:

Name of Beneficial Owner	Percent of Class
Dan W. Gladney	38.7%
Gary D. Blackford	35.4%
Carl Goldfischer, M.D.	35.4%
Bobby I. Griffin	35.4%
Lori C. McDougal	35.4%
Nicholas L. Teti, Jr.	35.4%
Jon T. Tremmel	35.4%

As previously described, Dr. Nihalani may be deemed to be the beneficial owner of 4,669,884.59 shares of Common Stock, representing 35.1% of the outstanding Common Stock, as a result of the shares of Common Stock and Preferred Stock issued in connection with the Merger Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Company Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)                                  None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days, except as disclosed herein, including the acquisition by Dr. Nihalani of the shares of Common Stock and Preferred Stock issued pursuant to the Merger Agreement, as previously described. On May 25, 2017, Bay City Capital Fund IV, L.P. (“Bay City”) sold 4,668 shares of Common Stock over which Dr. Goldfischer may have been deemed to have shared voting power and shared dispositive power as a result of his position as a Managing Director of Bay City Capital LLC, the manager of Bay City Capital Management IV LLC, which is the general partner of Bay City Capital Fund IV, L.P. Bay City sold such shares in an open-market transaction at a weighted average sale price per share of $4.85 (the actual prices received ranged from $4.75 to $5.00).

(d)                                 Each of the Reporting Persons has the right to receive dividends with respect to the shares of Common Stock beneficially owned by such Reporting Person prior to entering into the Voting Agreement. None of the Reporting Persons (other than Dr. Nihalani) has the right to receive dividends with respect to the shares of Common Stock that may be deemed to be beneficially owned by such Reporting Person as a result of entering into the Voting Agreement.

(e)                                  Not applicable.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Each of the Reporting Persons (other than Dr. Nihalani) holds options to purchase shares of Common Stock pursuant to a form of stock option agreement in the form attached hereto as Exhibit 99.3, 99.4 and/or 99.5. Other than such stock option agreements, the Merger Agreement and the Voting Agreement, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person or entity with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                       Material to be Filed as Exhibits.

Exhibit No.	Description	Method of Filing

99.1	Agreement and Plan of Merger, dated as of May 22, 2017, by and among EnteroMedics Inc., BarioSurg, Inc., Acorn Subsidiary Inc., Acorn Subsidiary Holdings LLC and the Stockholder Representative	Incorporated by reference to Exhibit 2.1 to EnteroMedics Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 23, 2017 (File No. 001-33818)

99.2	Voting Agreement and Irrevocable Proxy, dated as of May 22, 2017, by and between EnteroMedics Inc. and Dr. Raj Nihalani	Incorporated by reference to Exhibit 10.1 to EnteroMedics Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 23, 2017 (File No. 001-33818)

99.3	Standard form of Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan	Incorporated herein by reference to Exhibit 10.14 to EnteroMedics Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 25, 2007 (File No. 333-143265)

99.4	Form of Non-Incentive Stock Option Agreement for the new options granted October 29, 2010 pursuant to the option exchange program	Incorporated herein by reference to Exhibit 10.7 to EnteroMedics Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010 (File No. 001-33818)

99.5	Form of Non-Incentive Stock Option Agreement for New Options granted June 27, 2016 pursuant to the option exchange offer.

Incorporated herein by reference to Exhibit (d)(6) to EnteroMedics Inc.’s Tender Offer Statement under Section 14(d)(1) on Schedule TO filed with the Securities and Exchange Commission on May 27, 2016 (File No. 005-83379)

99.6	Joint Filing Agreement among the Reporting Persons, dated June 1, 2017	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2017

/s/ Dan W. Gladney
Dan W. Gladney

/s/ Gary D. Blackford
Gary D. Blackford

/s/ Carl Goldfischer, M.D.
Carl Goldfischer, M.D.

/s/ Bobby I. Griffin
Bobby I. Griffin

/s/ Lori C. McDougal
Lori C. McDougal

/s/ Nicholas L. Teti, Jr.
Nicholas L. Teti, Jr.

/s/ Jon T. Tremmel
Jon T. Tremmel

/s/ Rajesh Nihalani
Rajesh Nihalani

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing

99.1	Agreement and Plan of Merger, dated as of May 22, 2017, by and among EnteroMedics Inc., BarioSurg, Inc., Acorn Subsidiary Inc., Acorn Subsidiary Holdings LLC and the Stockholder Representative	Incorporated by reference to Exhibit 2.1 to EnteroMedics Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 23, 2017 (File No. 001-33818)

99.2	Voting Agreement and Irrevocable Proxy, dated as of May 22, 2017, by and between EnteroMedics Inc. and Dr. Raj Nihalani	Incorporated by reference to Exhibit 10.1 to EnteroMedics Inc.’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on May 23, 2017 (File No. 001-33818)

99.3	Standard form of Non-Incentive Stock Option Agreement pursuant to the Amended and Restated 2003 Stock Incentive Plan	Incorporated herein by reference to Exhibit 10.14 to EnteroMedics Inc.’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on May 25, 2007 (File No. 333-143265)

99.4	Form of Non-Incentive Stock Option Agreement for the new options granted October 29, 2010 pursuant to the option exchange program	Incorporated herein by reference to Exhibit 10.7 to EnteroMedics Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2010 (File No. 001-33818)

99.5	Form of Non-Incentive Stock Option Agreement for New Options granted June 27, 2016 pursuant to the option exchange offer.

Incorporated herein by reference to Exhibit (d)(6) to EnteroMedics Inc.’s Tender Offer Statement under Section 14(d)(1) on Schedule TO filed with the Securities and Exchange Commission on May 27, 2016 (File No. 005-83379)

99.6	Joint Filing Agreement among the Reporting Persons, dated June 1, 2017	Filed herewith